UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

_______________________

Bolt Technology Corp.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

097698104

(CUSIP Number)

Stacey Seewald

Sandler Capital Management

711 Fifth Avenue, 15th Floor

New York, NY 10022

(212) 754-8100

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

_______________________

February 14, 2008

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N07045102	Page 2 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SANDLER ASSOCIATES
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 158,050 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 158,050 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,050 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.83%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. N07045102	Page 3 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SANDLER ASSOCIATES II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 7,250 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 7,250 SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.08%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. N07045102	Page 4 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SANDLER OFFSHORE FUND, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 48,850 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 48,850 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,850 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. N07045102	Page 5 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SANDLER PLUS MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 74,050 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 74,050 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,050 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. N07045102	Page 6 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS ANDREW SANDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 452,600 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 452,600 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.25%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. N07045102	Page 7 of 21 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS SANDLER CAPITAL MANAGEMENT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 452,600 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 452,600 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.25%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. N07045102	Page 8 of 21 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, without par value (the “Common Stock”), of Bolt Technology Corp. (the “Issuer”). The name and address of the principal executive offices of the Issuer are Bolt Technology Corp., Four Duke Place, Norwalk, CT 06854.

Item 2. Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons (sometimes referred to herein collectively as “Reporting Persons”):

(i)            Sandler Associates, a New York limited partnership (“SA”), by virtue of its beneficial ownership of 158,050 shares of the Common Stock covered by this Statement;

(ii)           Sandler Associates II, LP, a New York limited partnership (“SA II”), by virtue of its beneficial ownership of 7,250 shares of the Common Stock covered by this Statement;

(iii)         Sandler Offshore Fund, Inc., a company formed under the laws of the British Virgin Islands (“SOF”), by virtue of its beneficial ownership of 48,850 shares of the Common Stock covered by this Statement;

(iv)          Sandler Plus Master Fund, Ltd., a company formed under the laws of the Cayman Islands (“SPF”), by virtue of its beneficial ownership of 74,050 shares of the Common Stock covered by this Statement;

(v)           Andrew Sandler, a U.S. citizen, by virtue of his being the portfolio manager of SA, SA II, SOF, SPF and various managed accounts, as a result of which he may be deemed to have beneficial ownership of 452,600 shares of Common Stock covered by this Statement; and

(vi)          Sandler Capital Management, a registered investment advisor and a New York general partnership (“SCM”), by virtue of its being the investment adviser to SA, SA II, SOF, SPF and various managed accounts, as a result of which it may be deemed to have beneficial ownership of 452,600 shares of Common Stock covered by this Statement.

Each Reporting Person is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of each Reporting Person (other than SOF and SPF) is 711 Fifth Avenue, 15th Floor, New York, NY 10022. The address of the principal office of SOF and SPF is c/o Olympia Capital International Inc., Williams House, 20 Reid Street, Hamilton HM11, Bermuda.

There are seven general partners of SCM (the “SCM General Partners”). The SCM General Partners are MJDM Corp., ALCR Corp., ARH Corp., SERF Corp., JYK SCM Corp., EML SCM Corp. and VM SCM Corp., each of which has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. Each SCM General Partner (other than ARH Corp. and ALCR Corp.) is a New York corporation. ARH Corp. and ALCR Corp. are Delaware corporations. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present

CUSIP No. N07045102	Page 9 of 21 Pages

SCHEDULE 13D

principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

There are six general partners of each of SA and SA II (the “SA and SA II General Partners”). The SA and SA II General Partners are AMS SA LLC, HSRT SA LLC, DES SA LLC, JYK SA LLC, EML SA LLC and VM SA LLC, each of which is a New York limited liability company with a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The attached Schedule B sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

None of the Reporting Persons and to the best of each of the Reporting Person’s knowledge none of the persons named in Schedule A or Schedule B hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock was the general working capital of SA, SA II, SOF, SPF and the various managed accounts to which SCM serves as investment adviser.

Item 4. Purpose of Transaction.

Reporting Persons hold the Common Stock for investment, in the ordinary course of their businesses. In the future, Reporting Persons may, in the ordinary course of their businesses, make additional purchases and/or sales of the Common Stock. In addition, Reporting Persons plan to communicate with management of the Issuer to offer suggestions with respect to the direction and future prospects of the Issuer and discuss strategies for maximizing shareholder value. Except as set forth above, Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of the date hereof, each of SA, SA II, SOF and SPF each own of record 158,050 shares of Common Stock, 7,250 shares of Common Stock, 48,850 shares of Common Stock, and 74,050 shares of common Stock, respectively, or 1.83% , 0.08%, 0.57%, and 0.86%, respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SA, SAII, SOF, SPF and various managed accounts, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 452,600 shares of Common Stock or 5.25% of the Company’s issued and outstanding shares of Common Stock.

CUSIP No. N07045102	Page 10 of 21 Pages

SCHEDULE 13D

By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF, SPF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF, SPF and various managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each owns of record. Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 452,600 shares of Common Stock or 5.25% of the Company’s issued and outstanding shares of Common Stock.

(b)           SA has the sole power to direct the vote and the sole power to direct the disposition of the 158,050 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the sole power to direct the disposition of the 7,250 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 48,850 shares of Common Stock that may be deemed to be owned beneficially by it. SPF has the sole power to direct the vote and the sole power to direct the disposition of the 74,050 shares of Common Stock that may be deemed to be owned beneficially by it. SCM has the shared power to direct the vote and the shared power to direct the disposition of the 452,600 shares of Common Stock that may be deemed to be owned beneficially by it. Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 452,600 shares of Common Stock that may be deemed to be owned beneficially by him.

(c)           Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)           No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

Not applicable.

CUSIP No. N07045102	Page 11 of 21 Pages

SCHEDULE 13D

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

CUSIP No. N07045102	Page 12 of 21 Pages

SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 20, 2008.

SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner

By: /s/ Moira Mitchell Name: Moira Mitchell Title: President
SANDLER ASSOCIATES By: AMS SA LLC, a general partner
By: /s/ Andrew Sandler Name: Andrew Sandler Title: Manager
SANDLER ASSOCIATES II, L.P. By: AMS SA LLC, a general partner
By: /s/ Andrew Sandler Name: Andrew Sandler Title: Manager
SANDLER OFFSHORE FUND, INC.
By: /s/ Steven Warshavsky Name: Steven Warshavsky Title: Director
SANDLER PLUS MASTER FUND LTD.

By: /s/ Steven Warshavsky Name: Steven Warshavsky Title: Director
By: /s/ Andrew Sandler Name: Andrew Sandler

CUSIP No. N07045102	Page 13 of 21 Pages

SCHEDULE 13D

EXHIBIT 7.01

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Pioneer Companies Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of February 20, 2008.

SANDLER CAPITAL MANAGEMENT
By: ALCR Corp., a general partner

By: /s/ Moira Mitchell Name: Moira Mitchell Title: President
SANDLER ASSOCIATES By: AMS SA LLC, a general partner
By: /s/ Andrew Sandler Name: Andrew Sandler Title: Manager
SANDLER ASSOCIATES II, L.P. By: AMS SA LLC, a general partner
By: /s/ Andrew Sandler Name: Andrew Sandler Title: Manager
SANDLER OFFSHORE FUND, INC.
By: /s/ Steven Warshavsky Name: Steven Warshavsky Title: Director
SANDLER PLUS MASTER FUND LTD.

By: /s/ Steven Warshavsky Name: Steven Warshavsky Title: Director
By: /s/ Andrew Sandler Name: Andrew Sandler

CUSIP No. N07045102	Page 14 of 21 Pages

SCHEDULE 13D

SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

MJDM CORP.

Michael Marocco, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Kathy Rose, Vice President, Treasurer and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

CUSIP No. N07045102	Page 15 of 21 Pages

SCHEDULE 13D

ALCR CORP.

Andrew Sandler, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ellen O’Keefe, Treasurer and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ricky Sandler, Director

United States

Investments

Eminence Partners LLC,

Investment Management

20 Park Avenue

Suite 3300

New York, New York 10166

ARH CORP.

Harvey Sandler, Majority Shareholder and Controlling Person

United States

Founder

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

CUSIP No. N07045102	Page 16 of 21 Pages

SCHEDULE 13D

Jeffrey M. Levine, President

United States

Chief Financial Officer

Sandler Enterprises,

Investment Services

1555 North Park Drive

Suite 101

Weston, Florida 33329

Moira Mitchell, Treasurer and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ricky Sandler, Director

United States

Investments

Eminence Partners LLC,

Investment Management

20 Park Avenue

Suite 3300

New York, New York 10166

SERF CORP.

Douglas Schimmel, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

CUSIP No. N07045102	Page 17 of 21 Pages

SCHEDULE 13D

Kathy Rose, Vice President and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

JYK SCM CORP.

Jae Kim, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ellen O’Keefe, Vice President and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

CUSIP No. N07045102	Page 18 of 21 Pages

SCHEDULE 13D

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

EML SCM CORP.

Eric Lewis, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ellen O’Keefe, Vice President and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

CUSIP No. N07045102	Page 19 of 21 Pages

SCHEDULE 13D

VM SCM CORP.

Vito Menza, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ellen O’Keefe, Vice President and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

CUSIP No. N07045102	Page 20 of 21 Pages

SCHEDULE 13D

SCHEDULE B

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners which are not individuals, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

HSRT SA LLC

The Harvey Sandler Revocable Trust, Sole Member and Manager and Controlling Person

Harvey Sandler, Sole Trustee and Controlling Person

United States

Founder

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

AMS SA LLC

Andrew Sandler, Sole Member and Manager and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

DES SA LLC

Douglas Schimmel, Sole Member and Manager and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

JYK SA LLC

Jae Kim, Sole Member and Manager and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

CUSIP No. N07045102	Page 21 of 21 Pages

SCHEDULE 13D

EML SA LLC

Eric Lewis, Sole Member and Manager and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

VM SA LLC

Vito Menza, Sole Member and Manager and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022